UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On July 19, 2013, CorpBanca issued a press release regarding the amount of credits granted to SMU S.A. and related companies, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: July 23, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated July 19, 2013.

Exhibit 99.1

CorpBanca clarifies the amount of credits granted to SMU S.A. and related companies

CorpBanca’s credit exposure with SMU S.A. is equivalent to 0.2% of its loan portfolio

Santiago, Chile, July 19, 2013 – In response to certain press releases published by certain media outlets in recent days, CORPBANCA (NYSE:BCA; BCS: CORPBANCA) reiterates that it operates in a highly regulated and supervised market, and meets and complies with both the spirit and the letter of the applicable regulations and laws in Chile and the U.S. in its position as a regulated bank.

The credit exposure related directly and indirectly to SMU S.A. as of July 12, 2013 amounted Ch$20,759 million (US$41.5 million)1, as described below:

Company	Exposure (Ch$mn)	Observation
SMU S.A.	4,600	Forward
Construmart S.A.	4,154	Loan
Rendic Hermanos S.A.	12,005	Loan
Total	20,759

This amount represents 1.2% and 0.2% of CorpBanca’s effective capital2 and loan portfolio, respectively, as of June 30, 2013.

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1 U.S. dollar amounts have been translated based on the exchange rate of Ch$500.06/US$1.00.

2 Effective capital = TIER I capital + TIER II capital

The total loans in investment funds guaranteed with SMU S.A. shares – loans that have been duly informed to the regulator since its origination and that have been recognized as not being related-party loans by such regulator – amounted Ch$68,277 million (US$136.5 million), which represents 4.0% and 0.6% of CorpBanca’s effective capital and loan portfolio, respectively.

Furthermore, CorpBanca has a Ch$44,418 million (US$88.8 million) credit exposure with unrelated third parties – which have their own assets and cash flow – collateralized with SMU S.A. shares. This amount represents 2.6% and 0.4% of CorpBanca’s effective capital and loan portfolio, respectively.

CorpBanca holds all matters of corporate governance in the highest regard. The credit transactions mentioned herein were approved by CorpBanca’s Executive Committee. This is the highest level of credit approval required for such types of transactions.  CorpBanca’s Executive Committee is comprised of members of the Board of Directors, including those directors unrelated to the bank’s controlling group. As required by law, in all related party operations, directors associated with such operations abstained from voting.

Additionally, it is important to note that the bank has determined not to finance directly or indirectly any of the capital increases that have taken place or that may take place in the future in SMU S.A. or in any other business company related to the controlling group.

Corp Group Banking S.A., together with other investment companies from Saieh group – which together control 50.55% of CorpBanca’s stake – has always acted in the best interest of its principal subsidiary CorpBanca, as well as to maximize returns for all its shareholders.

As of June 2013, CorpBanca recorded profits amounting Ch$72,556 million (US$145 million) which reflected a 40.4% increase as compared to the same period in 2012. The bank's performance has been higher than the industry average, which recorded a 6.6% decrease in its results within the period of 12 months ending May 2013, as compared to CorpBanca’s 37.3% increase in its results within the same period. In May 2013, CorpBanca’s risk index (loan loss allowances/total loans) was 1.69% as compared to 2.36% which was the industry’s risk index average.

About CorpBanca

CORPBANCA (NYSE:BCA; BCS: CORPBANCA), is Chile’s oldest operating private bank founded in 1871.  CorpBanca’s loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 15% between 2007 and 2012.  As of May 31, 2013, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (9.9% market share on a consolidated basis and 8.2% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

CorpBanca provides a broad range of commercial and retail banking services to its customers in Colombia through its subsidiary CorpBanca Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla. As of April 30, 2013, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the twelfth largest bank in Colombia in terms of total assets, the tenth largest bank in Colombia in terms of total loans and the eleventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles.

Filing of Annual Report

CorpBanca filed the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 with the United States Securities and Exchange Commission on May 15, 2013. The document is also available on the company’s corporate website at www.corpbanca.cl. Any shareholder may request a printed copy of the company’s complete audited financial statements, free of charge, by contacting CorpBanca’s investor relations department.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

 This press release contains forward-looking statements.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, the expected impact of the acquisition, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CORPBANCA CONTACT

Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl